SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28678; File No. 812-13588]

MetLife Insurance Company of Connecticut, et al.

March 25, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund UL III for Variable Life Insurance ("Fund UL III"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Annuity Account Five ("VA Account Five"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Variable Annuity Separate Account I ("Separate Account I"), Metropolitan Life Variable Annuity Separate Account II ("Separate Account II"), General American Life Insurance Company ("General American") (together with MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA and MetLife, the "Insurance Companies"), General American Separate Account Seven ("GA Separate Account Seven") (together with

Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, VA Account

One, VA Account Five, First VA Account One, Separate Account A, Separate Account I,

and Separate Account II, the "Separate Accounts"), Met Investors Series Trust ("MIST")

and Metropolitan Series Fund, Inc. ("Met Series Fund"). The Insurance Companies and the

Separate Accounts are referred to as the "Substitution Applicants." The Insurance

Companies, the Separate Accounts and the Investment Companies are referred to as the

"Section 17 Applicants."

Summary of Application: Applicants seek an order approving the substitution of certain series of

the Investment Companies for shares of series of other registered investment companies held by

the Separate Accounts to fund certain group and individual variable annuity contracts and

variable life insurance policies issued by the Insurance Companies (collectively, the

"Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the Act to

permit certain in-kind transactions in connection with certain of the Substitutions.

Filing Date: The application was filed on October 21, 2008, and an amended and restated

application was filed on March 13, 2009 and March 24, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving Applicants with a copy of the request personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2009,

and should be accompanied by proof of service on Applicants, in the form of an affidavit or for

lawyers a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request and the issued contested. Persons may request notification of a hearing

by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants c/o Paul G. Cellupica, Chief Counsel - Securities Regulation and Corporate Services, MetLife Group, One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, NY 11101 and Robert N. Hickey, Esq., Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC 20006.

For Further Information Contact: Alison T. White, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee from the Public Reference Branch of the Commission, 100 F Street, NE, Washington, DC 20549, (202-551-8090).

Applicants' Representations:

1.   MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife is a stock life insurance company organized in 1868 under the laws of New York. General American is a stock life insurance company organized in 1933 under the laws of Missouri.

2.   Separate Account Eleven, Fund UL, Fund UL III, VA Account One, VA Account Five, First VA Account One, Separate Account A, Separate Account I and Separate Account II are registered under the Act as unit investment trusts for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.

3.   Separate Account QPN is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.

4.   GA Separate Account Seven serves as separate account funding vehicles for certain

Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and

Regulation D thereunder.

5.   MIST and Met Series Fund are each registered under the Act as open-end management

investment companies of the series type, and their securities are registered under the Securities

Act of 1933. Met Investors Advisory, LLC and Metlife Advisers, LLC serve as investment

adviser to MIST and Met Series Fund, respectively.

6.   The annuity contracts permit the Insurance Companies to substitute shares of one fund

with shares of another, including a fund of a different registered investment company.

7.   Each Insurance Company, on its behalf and on behalf of the Separate Accounts proposes

to make certain substitutions of shares of 9 funds (the "Existing Funds") held in sub-accounts of

its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met

Series Fund.

8.   The proposed substitutions are as follows: shares of MetLife Moderate Strategy Portfolio

for shares of DWS Conservative Allocation VIP; shares of MetLife Growth Strategy Portfolio

for shares of DWS Growth Allocation VIP; shares of MetLife Balanced Strategy Portfolio for

shares of DWS Moderate Allocation VIP; shares of Janus Forty Portfolio for shares of Janus

(Aspen Series) Forty Portfolio; shares of MetLife Stock Index Portfolio for shares of Legg

Mason Partners Variable Equity Index Portfolio; shares of PIMCO Total Return Portfolio for

shares of PIMCO (VIT) Total Return Portfolio; shares of Pioneer Strategic Income Portfolio for

shares of Pioneer Strategic Income VCT Portfolio; shares of BlackRock Bond Income Portfolio

for shares of UIF Core Plus Fixed Income Portfolio; shares of Van Kampen Comstock Portfolio

for shares of Van Kampen LIT Comstock Portfolio.

9.   The following is a summary of the investment objectives and policies of each Existing

Fund and its corresponding Replacement Fund. Additional information including asset sizes,

risk factors and comparative performance history for each Existing Fund and Replacement Fund

can be found in the Application.

EXISTING FUND	REPLACEMENT FUND
DWS Conservative Allocation VIP – seeks a balance of current income and long-term growth of capital with an emphasis on current income. The Portfolio invests in other DWS VIP portfolios. The Portfolio's target allocation is 60% in underlying portfolios which invest primarily in fixed-income securities and 40% in underlying portfolios which invest primarily in equity securities.	MetLife Moderate Strategy Portfolio – seeks high total return in the form of income and growth of capital, with a greater emphasis on income. The Portfolio invests in a diversified group of affiliated underlying funds. The Portfolio normally invests in accordance with targeted allocations of 50% to equity securities and 50% to fixed income securities. Changes between these asset classes will be in the range of plus or minus 10%.
DWS Growth Allocation VIP – seeks long-term growth of capital. The Portfolio invests in other DWS VIP portfolios. The Portfolio's target allocation is 25% in underlying portfolios which invest primarily in fixed income securities, and 75% in underlying portfolios which invest primarily in equity securities.	MetLife Growth Strategy Portfolio – seeks growth of capital. The Portfolio invests in a diversified group of affiliated underlying funds. The Portfolio normally invests in accordance with targeted allocations of 85% to equity securities and 15% to fixed income securities. Changes between these asset classes will be in the range of plus or minus 10%.
DWS Moderate Allocation VIP – seeks a balance of long-term growth of capital and current income with an emphasis on growth of capital. The Portfolio invests in other DWS VIP portfolios. The Portfolio's target allocation is 40% in underlying portfolios which invest primarily in fixed income securities and 60% in underlying portfolios which invest primarily in equity securities.	MetLife Balanced Strategy Portfolio – seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital. The Portfolio invests in a diversified group of affiliated underlying funds. The Portfolio normally primarily invests in accordance with targeted allocations of 65% to equity securities and 35% to fixed income securities. Changes between these asset classes will be in the range of plus or minus 10%.
Janus (Aspen Series) Forty Portfolio – seeks long-term growth of capital. The Portfolio normally invests primarily in a core group of 20-40 common stocks selected for their growth potential.	Janus Forty Portfolio – seeks long-term growth of capital. The Portfolio normally invests primarily in a core group of 20-40 common stocks selected for their growth potential.
Legg Mason Partners Variable Equity Index Portfolio – seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index.	MetLife Stock Index Portfolio – seeks to equal the performance of the S&P 500 Index (before expenses).
UIF Core Plus Fixed Income Portfolio – seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.	BlackRock Bond Income Portfolio – seeks a competitive total return primarily from investing in fixed-income securities.
PIMCO (VIT) Total Return Portfolio – seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Portfolio – seeks maximum total return, consistent with preservation of capital and prudent investment management.

EXISTING FUND	REPLACEMENT FUND
Pioneer Strategic Income VCT Portfolio– seeks a high level of current income. Normally, the Portfolio invests at least 80% of its assets in debt securities.	Pioneer Strategic Income Portfolio – seeks a high level of current income. The Portfolio invests, under normal circumstances at least 80% of its assets in debt securities.
Van Kampen LIT Comstock Portfolio – seeks capital growth and income. Normally, the Portfolio invests at least 80% of its assets in common stocks.	Van Kampen Comstock Portfolio – seeks capital growth and income. Normally, the Portfolio invests at least 80% of its assets in common stocks.

10.   The management fees, 12b-1 fees (if applicable), other expenses and total operating

expenses for each Existing and Replacement Fund are as follows:

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimbursemt	Total expenses
Replacement Fund: MetLife Moderate Strategy Portfolio (Class B)	.07%	.25%	.65%	---	.97%
Existing Fund: DWS Conservative Allocation VIP (Class B)	.07%	.25%	1.01%	---	1.33%
Replacement Fund: MetLife Growth Strategy Portfolio (Class B)	.06%	.25%	.72%	---	1.03%
Existing Fund: DWS Growth Allocation VIP (Class B)	.07%	.25%	1.00%	---	1.32%
Replacement Fund: MetLife Balanced Strategy Portfolio (Class B)	.06%	.25%	.69%	---	1.00%
Existing Fund: DWS Moderate Allocation VIP (Class B)	.07%	.25%	.98%	---	1.30%
Replacement Fund: Janus Forty Portfolio (Class E)	.65%	.15%	.06%	---	.86%
Existing Fund: Janus (Aspen Series) Forty Portfolio (Service Class)	.64%	.25%	.06%	---	.95%
Replacement Fund: MetLife Stock	.25%	.10%	.04%	.01%[1]	.38%

---

[1] Contractual fee waiver expiring 4/30/10 unless extended.

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimbursemt	Total expenses
Index Portfolio (Class D)					
Existing Fund: Legg Mason Partners Variable Equity Index Portfolio (Class I)	.31%	---	.08%	---	.39%
Replacement Fund: MetLife Stock Index Portfolio (Class B)	.25%	.25%	.04%	.01%[1]	.53%
Existing Fund: Legg Mason Partners Variable Equity Index Portfolio (Class II)	.31%	.25%	.08%	---	.64%
Replacement Fund: Blackrock Bond Income Portfolio (Class A)	.38%	---	.06%	.01%[1]	.43%
Existing Fund: UIF Core Plus Fixed Income Portfolio (Class I)	.38%	----	.27%	---	.65%
Replacement Fund: Blackrock Bond Income Portfolio (Class B)	.38%	25%	.06%	.01%[1]	.68%
Existing Fund: UIF Core Plus Fixed Income Portfolio (Class II)	.38%	.35%	.27%	---	1.00%
Replacement Fund: PIMCO Total Return Portfolio (Class B)	.48%	25%	.04%	---	.77%
Existing Fund: PIMCO (VIT) Total Return Portfolio (Admin Class)	.25%	---	.58%	---	.83%
Replacement Fund: Pioneer Strategic Income Portfolio (Class E)	.60%	.15%	.09%	---	.84%
Existing Fund: Pioneer Strategic Income VCT Portfolio (Class II)	.65%	.25%	.18%	---	1.08%
Replacement Fund: Van Kampen Comstock Portfolio (Class A)	.58%	---	.03%	---	.61%
Existing Fund: Van Kampen LIT Comstock Portfolio (Class I)	.56%	---	.03%	---	.59%
Replacement Fund: Van Kampen Comstock Portfolio (Class B)	.58%	25%	.03%	---	.86%

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimbursemt	Total expenses
Existing Fund: Van Kampen LIT Comstock Portfolio (Class II)	.56%	.25%	.03%	---	.84%

11.   MetLife Advisers, LLC or Met Investors Advisory, LLC is the adviser of each of the

Replacement Funds. Each Replacement Fund currently offers up to five classes of shares, four

of which, Class A, Class B, Class D and Class E are involved in the substitutions.

12.   The Applicants believe the substitutions will provide significant benefits to Contract

owners, including improved selection of sub-advisers and simplification of fund offerings

through the elimination of overlapping offerings.

13.   As a result of the substitutions, the number of investment options under each Contract

will either not be decreased, or, in those cases where the number of investment options is being

reduced, continue to offer a significant number of alternative investment options (currently

expected to range in number from 2 to 134 after the substitutions versus 2 to 134 before the

substitutions.)

14.   Those substitutions which replace investment options advised by investment advisers that

are not affiliated with the Substitution Applicants with funds for which either Met Investors

Advisory, LLC or MetLife Advisers, LLC acts as investment adviser will permit each adviser,

under the Multi-Manager Order, [IC-22824 (1997) and IC-23859 (1999)], to hire, monitor and

replace sub-advisers as necessary to achieve optimal performance.

15.   Contract owners with sub-account balances invested (through the separate account) in

shares of the Replacement Funds will have either lower or substantially similar total expense

ratios.

16.   In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund: DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio; DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio; DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio; Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio; UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio; PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio; and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio.

17.   The Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.

18.   The substitutions will result in decreased net expense ratios, except for the Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitution. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions.

19.   The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles that are either substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes.

20.   In addition, after the substitutions, neither Met Investors Advisory, LLC, MetLife Advisers, LLC nor any of their affiliates will receive compensation from the charges to the

Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the

Replacement Funds in excess of the compensation currently received from the investment

advisers or distributors of the Existing Funds.

21.   The share classes of the Replacement Funds are either identical to or less than the share

classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently

imposed, except with respect to the substitution of MetLife Stock Index Portfolio for Legg

Mason Partners Variable Equity Index Portfolio and PIMCO Total Return Portfolio for PIMCO

(VIT) Total Return Portfolio.

22.   Each Met Series Fund Replacement Fund's Class B, Class D and Class E Rule 12b-1 fees

can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors without

shareholder approval. Each MIST Replacement Fund's Class B and Class E Rule 12b-1 fees can

be raised to 0.50% and 0.25%, respectively, of net assets by the Replacement Fund's Board of

Trustees without shareholder approval. However, Met Series Fund and MIST represent that

Rule 12b-1 fees of the Class B, Class D and Class E shares of the Replacement Funds issued in

connection with the proposed substitutions will not be raised above the current rate without

approval of a majority in interest of the respective Replacement Funds' shareholders after the

substitutions.

23.   The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates,

any 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the

distributors for MIST and Met Series Fund will receive from the applicable class of shares held

by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the

amount paid by the Existing Funds, except as described above.

24.   Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the

Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 45 basis points for the Existing Funds' classes of shares involved in the substitutions. Following the

substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, 25,

10 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B,

Class D and Class E shares, respectively) and profit distributions to members from the

Replacement Funds' advisers, will be available to the Insurance Companies. These profits from

investment advisory fees may be more or less than the fees being paid by the Existing Funds.

Applicants' Legal Analysis and Conditions:

1.   The Substitution Applicants request that the Commission issue an order pursuant to

Section 26(c) of the Act approving the proposed substitutions.

2.   Applicants represent that the Contracts permit the applicable Insurance Company, subject

to compliance with applicable law, to substitute shares of another investment company for shares

of an investment company held by a sub-account of the Separate Accounts. The prospectuses for

the Contracts and the Separate Accounts contain appropriate disclosure of this right.

3.   By a supplement to the prospectuses for the Contracts and the Separate Accounts, each

Insurance Company has notified all owners of the Contracts of its intention to take the necessary

actions, including seeking the order requested by this Application, to substitute shares of the

funds as described herein. The supplement has advised Contract owners that from the date of the

supplement until the date of the proposed substitution, owners are permitted to make one transfer

of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more

other sub-accounts without the transfer (or exchange) being treated as one of a limited number of

permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted

without a transfer charge. The supplement also has informed Contract owners that the Insurance

Company will not exercise any rights reserved under any Contract to impose additional

restrictions on transfers until at least 30 days after the proposed substitutions. The supplement has also advised Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

4.   The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.

5.   The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis. In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).

6.   Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on

Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

7.   In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

8.   Each Insurance Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.

9.   The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the

Replacement Fund such that the sum of the Replacement Fund's operating expenses and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's operating expenses and sub-account expenses for fiscal year 2007, except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions.

10.   With respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

11.   The Substitution Applicants further agree that, except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index

Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions.

12.   With respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

13.   The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

14.   In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that in cases where the Replacement Fund has a new sub-adviser, the new sub-adviser will, over the long term, be positioned to provide at least comparable performance to

that of the Existing Fund's sub-adviser. In certain substitutions, the same entity serves as sub-adviser for both the Existing Fund and the Replacement Fund.

15.   The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions.

16.   The Substitution Applicants submit that none of the proposed substitutions is of the type that Section 26(c) was designed to prevent.

17.   The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

18.   The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions, except for the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio and DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio substitutions.

19.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

20.   Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies

16

notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

21.   Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.

22.   The Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Legg Mason Partners Variable Equity Index Portfolio, PIMCO (VIT) Total Return Portfolio, Pioneer Strategic Income VCT Portfolio, Van Kampen LIT Comstock Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

23.   Because the substitutions other than the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio and DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the

Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a).

24.   Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (a) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and (c) the proposed transaction is consistent with the general purposes of the Act.

25.   The Section 17 Applicants submit that for all the reasons stated above the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (a) MIST and of its Janus Forty, PIMCO Total Return, Pioneer Strategic Income and Van Kampen Comstock Portfolios; and (b) Met Series Fund and of its MetLife Stock Index and BlackRock Bond Income Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed substitutions set forth above are consistent with the general purposes of the Act.

26.   To the extent that the in-kind purchases by the Insurance Company of the Replacement

Funds' shares are deemed to involve principal transactions among affiliated persons, the

procedures described below should be sufficient to assure that the terms of the proposed

transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that

the terms of the proposed in-kind purchase transactions, including the consideration to be paid

and received by each fund involved, are reasonable, fair and do not involve overreaching

principally because the transactions will conform with all but one of the conditions enumerated

in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity

with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in

the amount of any Contract owner's contract value or death benefit or in the dollar value of his or

her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax

consequences as a result of the substitutions. The fees and charges under the Contracts will not

increase because of the substitutions. Even though the Separate Accounts, the Insurance

Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants

believe that the Rule's conditions outline the type of safeguards that result in transactions that are

fair and reasonable to registered investment company participants and preclude overreaching in

connection with an investment company by its affiliated persons. In addition, as stated above,

the in-kind redemptions will only be made in accordance with the conditions set out in the

Signature Financial Group no-action letter (December 29, 1999).

27.   The boards of MIST and Met Series Fund have adopted procedures, as required by

paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell

securities to and from their affiliates. The Section 17 Applicants will carry out the proposed

Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and

each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

28.   The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (a) the shares are sold at their net asset value, and (b) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, Met Investors Advisory, LLC, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

29.   The Section 17 Applicants submit that the proposed Insurance Company in-kind purchases are consistent with the general purposes of the Act as stated in the Findings and

Declaration of Policy in Section 1 of the Act and that the proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent.

30.   The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

Conclusion:

Applicants assert that for the reasons summarized above that the proposed substitutions and related transactions meet the standards of Section 26(c) of the Act and are consistent with the standards of Section 17(b) of the Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary